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JEREMY J. CLEMENS jeremy.clemens@dechert.com +1 617 728 7103 Direct +1 617 275 8371 Fax

April 20, 2018

VIA EDGAR CORRESPONDENCE

Mr. Jay Williamson

U.S. Securities and Exchange Commission (“SEC”)

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	Goldman Sachs Trust II (the “Registrant”), SEC File Numbers 333-185659 and 811-22781

Dear Mr. Williamson:

This letter responds to comments you provided to Michael Shea of Dechert LLP and me during a recent telephonic discussion on March 22, 2018 with respect to your review of Post-Effective Amendment No. 68 (“PEA No. 68”) to the Registrant’s registration statement filed with the SEC on February 12, 2018. PEA No. 68 was filed pursuant to Rule 485(a) under the Securities Act of 1933 for the purpose of registering shares of a new series of the Registrant, the Goldman Sachs Target Date 2060 Portfolio (the “Portfolio”). Undefined capitalized terms used below have the same meaning as given in the registration statement.

Prospectus

1.	Comment: The SEC staff (the “Staff”) notes that the Portfolio’s investment objective is to “seek to provide capital appreciation and current income consistent with its current asset allocation.” The reference to “current asset allocation” in the Portfolio’s investment objective is unclear. Please consider revising this reference to more clearly state the Portfolio’s investment objective.

Response: The Registrant notes that the phrase “current asset allocation” is used because the Portfolio’s asset allocation is designed to change over time as the Target Date approaches. The Registrant believes that the phrase, in conjunction with disclosure in the Portfolio’s principal investment strategy and the presentation of the glide path graphic and chart, is sufficiently clear. Accordingly, no changes have been made in response to this comment.

2.	Comment: With respect to the fee waiver and expense reimbursement arrangements referenced in footnote 2 of the Portfolio’s “Annual Portfolio Operating Expenses” table, please confirm supplementally that each arrangement will be in place for at least one year from the effective date of the Portfolio’s registration statement. Additionally, please confirm supplementally that the Investment Adviser is not permitted to recoup any fees waived or expenses reimbursed pursuant to these arrangements. If the Investment Adviser is permitted to recoup any such amounts, please disclose the terms of such recoupments.

Mr. Jay Williamson April 20, 2018 Page 2

Response: The Registrant hereby confirms that the expense limitation and/or fee waiver arrangements, as applicable, described in the footnotes to the “Annual Portfolio Operating Expenses” table for the Portfolio will be in effect for at least one year from the date of effectiveness and that the Investment Adviser is not entitled to reimbursement of any waived fees or reimbursed expenses from prior fiscal years.

3.	Comment: The Staff notes the Portfolio’s principal investment strategy states that “[t]he Sub-Adviser’s strategy is intended to represent a conservative investment strategy.” The Staff further notes that the section references permissible Portfolio investments in ETFs, junk bonds, and emerging markets debt securities, among other asset classes. Given the Portfolio’s ability to invest in such securities, please consider whether the statement describing the Sub-Adviser’s investment strategy as “conservative” is appropriate or should otherwise be revised.

Response: The Registrant notes that the reference to the Sub-Adviser’s investment strategy as conservative is intended to refer to the relative debt and equity exposure presented in the glide path as compared to similar funds. The glide path is designed to be defensive in nature by having equity allocations below those of peer funds. The Registrant does not consider ETFs to be inherently risky investments, nor does it believe that limited exposure to investments in junk bonds or emerging market debt securities in accordance with the Portfolio’s investment strategy compromises the Portfolio’s defensive positioning relative to its peers. Accordingly, the Registrant believes that the current disclosure is appropriate.

4.	Comment: The Staff notes that the Portfolio’s principal investment strategy section presents a glide path showing the permissible range of the Portfolio’s asset allocations among equity and fixed income investments and certain sub-asset classes and alternatives, as well as how the Portfolio’s asset allocations will change over time. Given that the Portfolio’s principal investment strategy is based primarily on investing in ETFs, please revise the investment strategy disclosure to briefly describe how the Sub-Adviser will classify such investments for glide path asset allocation purposes. For example, how does the Sub-Adviser determine whether a particular ETF is an equity investment? Is it possible that the glide path allocations could be understated or overstated based on the holdings of the Underlying ETFs? Please revise the Portfolio’s investment strategy and/or risk disclosure to the extent material.

Response: The Registrant confirms that the Sub-Adviser performs a full holdings-based analysis at the security level of each underlying holding across the Portfolio to determine portfolio composition and positioning relative to the glide path. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

Mr. Jay Williamson April 20, 2018 Page 3

5.	Comment: The Staff notes the Portfolio’s principal investment strategy states that “[a]lthough the Portfolio does not intend to concentrate its investments in a particular industry, the Portfolio may indirectly concentrate in a particular industry or group of industries through its aggregate investment in one or more Underlying Funds.” The Staff’s view is that the Portfolio may not ignore the industry classifications of the issuers’ of the Underlying Funds’ holdings when determining compliance with the Portfolio’s fundamental investment restriction regarding concentration. Please modify the Portfolio’s principal investment strategy disclosure in the prospectus and fundamental investment restriction disclosure in the SAI to clarify whether the Portfolio is permitted to concentrate its investments. If the Portfolio’s investments will be concentrated, please clarify in which industries such investments will be concentrated.

Response: The Registrant believes that its current concentration policy complies with applicable legal requirements, including Staff guidance. The Registrant is not aware of a requirement to “look through” Underlying Fund investments for purposes of administering the Portfolio’s concentration policy. Additionally, the Registrant believes that disclosure regarding an indirect concentration in a particular industry or group of industries, as a result of aggregate investment in one or more Underlying Funds, may lead to confusion, as the information may become stale or outdated after a short period of time. If the Registrant did want to assign industry classifications to investment companies based on their underlying holdings, it would be difficult to accomplish with any reasonable degree of confidence. The Portfolio, like any other shareholder of an investment company in which it invests, may not be in a position to obtain current information about the portfolio holdings of that investment company. However, to the extent the Investment Adviser determines that an investment in an Underlying Fund exposes the Portfolio to a material risk, including significant exposure to a particular industry or group of industries, the Investment Adviser will take steps to ensure that the Portfolio has appropriate risk disclosure relating to that investment. Accordingly, the Registrant respectfully declines to incorporate the comment requesting that the Portfolio disclose whether it, as a result of its investment in Underlying Funds, is concentrated in a particular industry or group of industries.

6.	Comment: Please revise the Portfolio’s principal investment strategy disclosure to clarify how the Sub-Adviser selects Underlying Funds within the various asset classes on the glide path. The Staff notes, for example, that it is unclear what types of ETFs (e.g., active, passive, factor-based, broad, sector-specific, etc.) will be used for the equity allocation. The Staff further notes that such clarifying disclosure should extend beyond the current statement that “Underlying Fund selections are made based on several considerations, including the Portfolio’s style or asset class exposures, portfolio characteristics, risk profile, and investment process.” Please add clear, concise, and understandable disclosure explaining how the Sub-Adviser will make investment decisions and invest Portfolio assets consistent with the strategic allocation specified.

Mr. Jay Williamson April 20, 2018 Page 4

Response: The Registrant notes that the Portfolio may invest in a variety of investment vehicles to achieve optimal strategic glide path and tactical allocation exposures. With respect to ETFs, the Sub-Adviser uses an open architecture approach to security selection that begins with a universe of approximately 2,000 ETFs, which may include both actively or passively managed ETFs. The Sub-Adviser evaluates factors such as size, liquidity, and costs to determine an initial ETF selection and then conducts a holdings-based analysis on these ETFs to analyze factors such as duration, sector exposure, market capitalization, style, and geographies relative to the Portfolio’s benchmark and tactical allocation views. The Registrant believes that its current disclosure sufficiently describes the Portfolio’s investment strategy and process. The Registrant respectfully notes that the other target date funds advised by the Investment Adviser include the same disclosure as that included in the Portfolio’s prospectus. In order to avoid the potential for any confusion, the Fund respectfully declines to make any changes in response to this comment at this time. However, the Registrant will consider revising this disclosure for the Portfolio (and the other target date funds in the fund complex) during the next annual update to their registration statement in order to further describe this investment process.

7.	Comment: The Staff notes that the “Regulatory Risk (Volcker Rule)” risk tile in the “Risks of the Portfolio” section discusses the potential impact on the Portfolio of the Volcker Rule as a result of The Goldman Sachs Group, Inc. contributing seed capital to the Portfolio. The Staff notes that it does not recall seeing such disclosure with respect to other funds in the Goldman Sachs Fund complex. Please advise whether this is standard disclosure or is unique to the Portfolio.

Response: The Registrant confirms that risk disclosure relating to the Volcker Rule is standard disclosure for new funds where The Goldman Sachs Group, Inc. contributes seed capital.

8.	Comment: The Staff notes that the “Service Providers—Transaction Between the Investment Adviser and the Sub-Adviser” section describes an asset purchase agreement between the Investment Adviser and the Sub-Adviser regarding the use of the glide path model. The disclosure notes that as part of the agreement, the Investment Adviser has agreed to make certain payments to the Sub-Adviser in the event that the Sub-Adviser is terminated prior to August 21, 2019. Please explain supplementally why this provision is consistent with the requirements of Section 15(a)(3) of the Investment Company Act of 1940, as amended (the 1940 Act”), relating to the ability to terminate investment advisory contracts without payment of any penalty. Please also discuss whether the safe harbor provisions of Section 15(f) are available to Madison in connection with the transaction. Furthermore, please explain supplementally why the referenced provision in the asset purchase agreement is consistent with the SEC exemptive order received by the Registrant dated May 29, 2013 pursuant to which the Investment Adviser has the ultimate responsibility, subject to oversight by the Portfolio’s Board of Trustees, to oversee the Sub-Adviser and recommend its hiring, termination, and replacement (the “Manager of Managers Order”). Please include sufficient legal and factual information in this response such that the Staff is able to follow the analysis.

Mr. Jay Williamson April 20, 2018 Page 5

Response:

Section 15(a)(3)

The transaction between Goldman Sachs Asset Management, L.P. (“GSAM”) and Madison Asset Management, LLC (“Madison”) referenced in the disclosure (the “GSAM-Madison Transaction”) involved the sale of certain assets associated with Madison’s management of target date funds to GSAM. Specifically, pursuant to an Asset Purchase Agreement between GSAM and Madison dated May 24, 2016 (the “APA”), for cash consideration, Madison agreed to sell to GSAM, among other things, the rights to the glide path model owned and used by Madison in managing target date funds, including all related data and analytics associated with the glide path model, as well as Madison’s agreement to certain covenants including non-competition and non-solicitation covenants. The payment provision referenced above is contained in the APA. The APA does not provide for any party to supply advisory services to the Registrant or the Portfolio. As a result, the Registrant respectfully submits that the APA is not an investment advisory contract subject to Section 15 of the 1940 Act and therefore Section 15 is not applicable to the APA.

Separately, Madison has been engaged by GSAM to provide subadvisory services to the Portfolio and other target date funds pursuant to a subadvisory agreement between GSAM and Madison (the “Sub-Advisory Agreement”). The Sub-Advisory Agreement complies with the requirements of Section 15 of the 1940 Act and sets out the arrangement pursuant to which Madison provides investment advice to the Portfolio. In particular, as required by Section 15(a)(3), the Sub-Advisory Agreement permits the Board or the shareholders of the Portfolio to terminate the Sub-Advisory Agreement at any time upon 60 days’ notice without the Portfolio incurring any penalty. Specifically, if the Board of the Registrant, or the shareholders of the Portfolio, elected to terminate the Sub-Advisory Agreement, no payment would be required by the Registrant or the Portfolio. The Registrant was not a party to the APA and the payment provision in the APA is not a part of the Sub-Advisory Agreement. Moreover, the management agreement between the Registrant and GSAM (the “Management Agreement”) provides that it may be terminated without the payment of any penalty, by the Trustees or by vote of a majority of the outstanding voting securities of the applicable Fund upon 60 days’ notice and does not provide for any payment by the Registrant (or the Portfolio) or GSAM if the Sub-Advisory Agreement is terminated. Under no circumstances does GSAM or Madison have any right, whether under the Management Agreement, the Sub-Advisory Agreement, the APA or otherwise, to look to the Registrant or the Portfolio for any payment in the event that Madison no longer serves as the sub-adviser to the Portfolio.

Mr. Jay Williamson April 20, 2018 Page 6

Any payment by GSAM to Madison pursuant to the APA would be made in GSAM’s capacity as a counterparty to the APA and not in its capacity as investment adviser to the Registrant. Likewise, any compensation Madison receives from GSAM pursuant to the APA is separate and apart from its compensation as sub-adviser for services provided under the Sub-Advisory Agreement. GSAM and Madison have entered into two mutually exclusive contractual arrangements in two separate capacities. Each of the APA and the Sub-Advisory Agreement provide for a separate set of consideration and accompanying compensation tied to that consideration. Because there is no penalty payable by the Registrant (or the Portfolio) upon the termination of the Sub-Advisory Agreement, the Registrant respectfully submits that the Sub-Advisory Agreement is in compliance with Section 15(a)(3) of the 1940 Act.

Section 15(f)

Although the APA is not an advisory contract subject to Section 15 of the 1940 Act, Madison’s receipt of compensation in connection with the APA may be viewed as implicating Section 15(f) of the 1940 Act. Section 15(f) is a safe harbor that permits an adviser to a fund to receive “any amount or benefit” in connection with a sale of interests in the adviser which causes the assignment of the adviser’s contract with the fund, provided two conditions are met. These two conditions, which are explained below, provide safeguards against a new adviser’s efforts to recoup, from the fund’s assets, a high price that may have been paid for an advisory business.1

The first condition requires that, during the three-year period immediately following the transaction, at least 75% of a fund’s board of directors must not be “interested persons” of the adviser or the predecessor adviser within the meaning of the 1940 Act. The Registrant’s Board of Trustees satisfied this condition at the time of and subsequent to the GSAM-Madison Transaction.

The second condition requires that no “unfair burden” be imposed on the fund as a result of the transaction, or any express or implied terms, conditions or understandings applicable thereto. Section 15(f)(2)(B) of the 1940 Act states that an “unfair burden” includes:

[1]	See, e.g., Institutional Disclosure and Sales of Investment Company Advisers: Hearing on H.R. 10570 Before the Subcomm. on Commerce and Finance of the House Comm. on Interstate and Foreign Commerce, 93rd Cong., Ser. No. 93-101, at 37-38 (Sep. 13, 1974) (testimony of Philip A. Loomis, Jr., Commissioner, SEC).

Mr. Jay Williamson April 20, 2018 Page 7

any arrangement, during the two-year period after the date on which any such transaction occurs, whereby the investment adviser or corporate trustee or predecessor or successor investment advisers or corporate trustee or any interested person of any such adviser or any such corporate trustee receives or is entitled to receive any compensation directly or indirectly (i) from any person in connection with the purchase or sale of securities or other property to, from, or on behalf of such company, other than bona fide ordinary compensation as principal underwriter for such company, or (ii) from such company or its security holders for other than bona fide investment advisory or other services. (emphasis added)

The legislative history of Section 15(f) provides relatively little guidance as to the meaning of “unfair burden.” However, the SEC has previously expressed concern about investor protection issues associated with the sale of investment advisory businesses. In its 1966 report entitled “Public Policy Implications of Investment Company Growth,” the SEC recommended amending the 1940 Act to prohibit any sale of the assets of or a controlling block of stock in an adviser if the sale was “likely to impose additional burdens on the investment company or to limit its freedom of future action.”2 The amending legislation subsequently was proposed in 1967 but was not passed.3 Section 15(f), as ultimately enacted in 1975 by Congress, contains a prohibition against an “unfair burden,” rather than an “additional burden,” implying that not every additional burden would constitute an “unfair burden.”

Further, in a 2006 no-action letter, the Staff clarified that sales loads, Rule 12b-1 fees and certain revenue sharing arrangements constitute “ordinary compensation as principal underwriter” and that sub-accounting services may constitute “other services” under the definition of “unfair burden” in Section 15(f).4 The Staff indicated that whether any particular type of service is “bona fide” under the definition is inherently factual in nature, and must be determined on a case-by-case basis.

As disclosed in the Portfolio’s prospectus, GSAM, and not the Portfolio, has agreed to make a payment to Madison in the event that the Sub-Advisory Agreement is terminated, for reasons other than cause, prior to August 21, 2019. Thus, no unfair burden will be placed on shareholders of the Portfolio if Madison is terminated prior to August 21, 2019.

[2]	Report of the SEC on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, at 152 (1966) (emphasis added).
[3]	H.R. 9510, 90th Cong. (1967).
[4]	Citigroup, Inc., SEC No-Action Letter, 2006 WL 2136058 (Jul. 26, 2006).

Mr. Jay Williamson April 20, 2018 Page 8

Manager of Managers Order

GSAM did not rely on the Manager of Managers Order (Rel. Nos. IC-30496 (April 29, 2013) (notice) and IC-30542 (May 29, 2013) (order)) (the “Order”) to select and approve Madison as the sub-adviser to the Portfolio. Rather, Madison was proposed as a sub-adviser for the Portfolio and the Sub-Advisory Agreement was reviewed and approved by the Board pursuant to the procedures stated in Section 15(c) of the 1940 Act. Following this approval, the Sub-Advisory Agreement will be approved by the initial shareholder of the Portfolio.

As disclosed in the prospectus for the Portfolio, GSAM may rely on the Order in the future to change sub-advisers or hire new sub-advisers. Reliance on the Order, however, is not impacted by the APA or any payments thereunder. In relying on the Order, GSAM will comply with the procedures set out in the Order for GSAM’s evaluation of the subadvisory arrangements and with each of the applicable conditions for reliance on the Order. The selection of any new sub-adviser will be discussed with, and approved by, the Board of the Registrant, including by a majority of the Board members who are not “interested persons” of the Registrant, pursuant to the requirements of Section 15(c) of the 1940 Act. The amount of the fee to be paid by GSAM under any new sub-advisory agreement also will be approved by the Board. Moreover, GSAM retains responsibility for making recommendations regarding the continuing appropriateness, termination, or replacement of sub-advisers to the Portfolio, including Madison, subject to the authority of the Board.5 The Investment Adviser will oversee a sub-adviser’s management of the Portfolio (including the services provided by Madison) by, among other things, reviewing its investment performance, conducting on-site due diligence, and reviewing the sub-adviser’s key policies and procedures. GSAM’s fiduciary duty to act in the best interest of the Portfolio will guide its oversight of sub-advisers to the Portfolio, including Madison, regardless of any fee that may be paid upon termination pursuant to the APA.

As noted above and disclosed in the prospectus, the APA may present a conflict of interest in GSAM’s review of Madison’s performance under the Sub-Advisory Agreement. The Registrant believes, however, that any conflict of interest created by the existence of a termination payment that would be paid by GSAM is mitigated by its fiduciary duty with respect to the Portfolio and the Board’s independent oversight of the sub-advisory arrangements. In addition, GSAM has a vested interest in protecting its brand and its reputation in the mutual fund industry. It is highly unlikely that the relatively de minimis (in relation to GSAM’s overall revenue) amount that GSAM may have to pay under the APA in the event of a termination of Madison would influence its decision to replace Madison if it failed to meet GSAM’s standards for subadvisory relationships. Moreover, the Board and a majority of the shareholders of the Registrant retain the ability to terminate the Sub-Advisory Agreement without any further payment by the Registrant in the Board’s or the majority of shareholders’ discretion.

[5]	In connection with the launch of the other target date funds sub-advised by Madison, including the approval of those funds’ sub-advisory agreement, the possibility of a termination payment by GSAM under the applicable terms of the APA was disclosed to the Board.

Mr. Jay Williamson April 20, 2018 Page 9

Accordingly, the Registrant respectfully submits that the potential payment to Madison under the APA in the event that Madison is terminated as Sub-Adviser prior to August 21, 2019 does not implicate Section 15 or the conditions of the Manager of Managers Order.

SAI

9.	Comment: The Staff notes that the “INVESTMENT RESTRICTIONS” section states, with respect to the application of the concentration policy to derivatives transactions, “the Portfolio will look to the industry of the reference asset(s) and not to the counterparty or issuer.” The Staff’s position is that the counterparty should also be considered because the Portfolio has credit risk with respect to the counterparty, and that risk is relevant for concentration purposes. Please explain supplementally the reason for not looking to the industry of the counterparty or revise such disclosure accordingly.

Response: The Registrant utilizes derivative instruments to gain exposure to the reference asset(s) underlying the derivative, rather than to the counterparty or issuer of the derivative. In general, the value of such instruments changes in large part based on changes in the value of the reference asset(s). Accordingly, the Registrant believes that the industry of the reference asset(s), rather than that of the counterparty or issuer, should be considered for concentration purposes. In addition, the Registrant notes that counterparties in derivative transactions are generally securities-related issuers (“SRIs”) under Section 12(d)(3) of the 1940 Act. Section 12(d)(3) and Rule 12d3-1 thereunder appropriately and adequately address the risks associated with counterparty exposure to SRIs. Accordingly, counterparty exposure to SRIs need not be addressed by reference to the 1940 Act’s portfolio concentration requirements. The Registrant notes that GSAM and/or its affiliates currently review counterparties to assess their creditworthiness. For these reasons, the Registrant respectfully declines to revise the disclosure.

10.	Comment: The Staff notes that the concentration policy should be revised to refer to the “industry or group of industries” of the issuer or issuers, rather than simply the “industry” of such issuers, consistent with Section 8 of the 1940 Act.

Response: The Portfolio does not intend to concentrate in securities of issuers in a particular “group of industries.” The Registrant notes that such language is not used in the concentration policy to avoid potential confusion as to what constitutes a “group,” as “group of industries” is defined in neither the 1940 Act nor in any Staff guidance. Accordingly, the Registrant believes it is appropriate to omit the phrase “group of industries” from the relevant disclosure in the Portfolio’s SAI.

11.	Comment: Please explain supplementally why investment companies are parenthetically excluded as an industry with respect to the concentration policy. Please clarify whether such exclusion is meant to signify that the Investment Adviser does not consider investment companies to be a separate industry or that the Investment Adviser will not look through investments in Underlying Funds to the industries of the Underlying Funds’ holdings. Please consider revising such disclosure as appropriate.

Mr. Jay Williamson April 20, 2018 Page 10

Response: The Registrant confirms that the reference to investment companies is meant to signify that the Investment Adviser will not look through investments in Underlying Funds. As discussed above, if the Registrant did want to assign industry classifications to investment companies based on their underlying holdings, it would be difficult to accomplish with any reasonable degree of confidence. As the Registrant believes that the Portfolio’s current concentration policy complies with applicable legal requirements, the Registrant respectfully declines to make any changes in response to this comment.

*         *        *        *        *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (617) 728-7103 if you wish to discuss this correspondence further.

Sincerely,

/s/ Jeremy J. Clemens
Jeremy J. Clemens

cc:	Chris Carlson, Goldman Sachs Asset Management, L.P.
Lindsey C. Edwards, Goldman Sachs Asset Management, L.P.
Stephen H. Bier, Dechert LLP
Stephanie A. Capistron, Dechert LLP